FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the month of December 2002

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           GEMPLUS INTERNATIONAL S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F  X   Form 40-F
                                       ---            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                   Yes      No  X
                                       ---     ---
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Press Release

                            Sagem at Gemplus Capital

INFORMATION

Luxembourg - 4 decembre 2002 - Gemplus International SA (Paris Euronext: Gemplus International (Paris Euronext: Euroclear 5768, Nasdaq: GEMP) announces the arrival of Sagem at Gemplus capital consequently to the purchase of shares owned previously by Mr Marc Lassus.

Gemplus International SA already knows Sagem Group with whom it is jointly conducting several operations and contracts.

The arrival of this new shareholder demonstrates the confidence in the company and its outlook.

Contacts

Gemplus
Marielle Bricman
Tel: 33 (0) 4 42 36 55 96
Mob: 33 (0) 6 74 68 72 82
Email:marielle.bricman@gemplus.com

Euro Rscg Corporate
Estelle Griffe
Mob: 33 6 23 75 09 23
e-mail: estelle.griffe@eurorscg.fr

Carine Senft
Mob: 33 6 20 98 34 09
e-mail: carine.senft@eurorscg.fr

Investors
Gemplus:
Yves Guillaumot
Tel: 41 22 544 50 65
Email: yves.guillaumot@gemplus.com

Fineo:
Anne Guimard
Tel: 33 (0) 1 56 33 32 31
Email: guimard@fineo.com

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 4, 2002

                                         GEMPLUS INTERNATIONAL S.A.


                                         By:  /s/ Stephen Juge
                                              -------------------------------
                                         Name:  Stephen Juge
                                         Title: Executive Vice President and
                                                General Counsel